PGD Eco Solutions, Inc.

7306 Skyview Ave.

New Port Richey, FL 34653

July 20, 2023

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PGD Eco Solutions, Inc. Offering Statement on Form 1-A Filed July 10, 2023 File No. 024-11852

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of June 21, 2023. PGD Eco Solutions, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of July 10, 2023, the Company responds as follows:

Post-qualification Amendment No. 3 to Form 1-A

Item 6. Unregistered Securities Issued or Sold Within One Year, page 1

1. We note your response to prior comment 4. Please ensure consistency in the number of shares disclosed to be outstanding, clarifying as appropriate the number of shares sold to date in the offering. In this regard, we note that Part I, Item 1, the cover page, and page 3 disclose 101,605,000 common shares outstanding while pages 3, 18, and 23 indicate 101,010,000 common shares outstanding before or as of the offering. We also note that in Part I, Item 4, you state that there are 100,000,000 common shares outstanding.

RESPONSE: Part 1, Item 1, the cover page, page 3 and page 18 have been updated to reflect the current common shares outstanding. Page 23 is part of the audit report and is the correct number reflecting the share balance as of December 31, 2022.

General

2. We note your response to prior comment 2. Please revise Part I, Item 4 of your offering circular to reflect that you are offering 50,000,000 common shares, consistent with your disclosure elsewhere.

RESPONSE: Part 1 Item 4 reflects number of securities offered as 50,000,000

3. Please update your disclosure in Part I, Item 4 to include the portion of the aggregate offering price attributable to all the securities that you have sold pursuant to a qualified offering statement within the past 12 months before the qualification of this 1-A POS.

RESPONSE: Part 1, Item 4 has been updated with previous shares sold and totals equal the $5,000,000 seeking to be raised.

4. We note your response to prior comment 3. Please update your disclosure in the second sentence of the dilution section to reflect the year ended December 31, 2022. Revise information contained in other sections, including the related party transactions section, as of the most reasonably practicable date.

RESPONSE: The date is now reflecting the correct date of December 31, 2022 in the second sentence and in the table below.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ Paul Ogorek

CEO